For Immediate Release
May 6, 2010

Manulife Financial Corporation Reports First Quarter Results

•	Net income in excess of $1.1 billion
•	Strong capital levels - MLI MCCSR ratio of 250 per cent at quarter end
•	Solid growth in high return businesses - continued focus on strong margin products and services
•	Strong year over year sales growth along with a change in mix to higher margin products resulted in a substantial increase in new business embedded value
•	Asia insurance sales increased 35 per cent, mutual fund sales in U.S. and Canada increased 105 per cent and 267 per cent respectively
•	Continued to improve equity risk profile through expanded hedging of variable product guarantees
•	Strong investment credit experience relative to market conditions

TORONTO – Manulife Financial Corporation (“MFC”) today reported net income attributed to shareholders of $1,140 million for the first quarter ended March 31, 2010, equating to fully diluted earnings per share of $0.64 and a return on common shareholders’ equity1 of 16.8 per cent.  In the first quarter of 2009, MFC reported a net loss of $1,068 million or $0.67 per share.

In its 2009 annual report, the Company included a forward-looking statement that estimated adjusted earnings from operations2 to be between $700 million and $800 million per quarter in 2010.  The first quarter’s adjusted earnings from operations under this definition were $742 million.

Chief Executive Officer Donald A. Guloien stated, “This was a highly satisfactory quarter.  We delivered sales growth in our targeted business lines, managed expenses effectively, maintained strong capital, reduced risk, and achieved strong earnings and ROE for our shareholders.  We have focused our executives and employees on delivering long term sustainable value, and they are delivering.  We are very pleased with the strong results driven by confirmed strength in Canada and Asia, a recovering U.S. economy, and strong investment experience relative to overall market conditions.  Manulife is well positioned for both organic and strategic growth opportunities going forward.”

FINANCIAL RESULTS

Chief Financial Officer Michael W. Bell said, “The first quarter results included both strong top line growth and net income results.  Improving economic confidence and growth across our key markets contributed to strong sales of our higher return insurance and wealth products. Our earnings benefited

1 Return on common shareholders’ equity is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

2  Adjusted earnings from operations is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

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from positive equity markets and attractive fixed income investing activities as well as solid underlying earnings.  Although additional hedging of our in-force variable annuity business tempered adjusted earnings from operations, it further reduced our equity exposure. Our capital position remains strong and our financial strength remains the foundation of our strong brand.”

Earnings in the first quarter of 2010 reflected gains related to increases in equity markets, the positive impact on the policy liability valuation of fixed income investing activities and other investment related items.  These were partially offset by a previously disclosed tax related charge on leveraged lease investments, unfavourable policyholder experience, higher new business strain and the impact of a stronger Canadian dollar.

Gains of $328 million were reported on our variable annuity business as a result of the overall positive equity market performance and the performance of our variable annuity guarantee hedging program.  In addition, gains of $23 million resulted from the impact of the improved equity markets on capitalized variable universal life fees and equities supporting policy liabilities.

Fixed income investing activities had a favourable impact on the valuation of policy liabilities, and were the primary driver of additional net investment related gains of $227 million recorded in the quarter.  The small movement in interest rates during the quarter did not have a material impact on the valuation of our policy liabilities or our net income.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments were limited to $17 million, while actuarial charges related to credit downgrades were $15 million.  These amounts were only slightly higher than the expected credit losses assumed in the valuation of policy liabilities.

Policyholder experience, primarily morbidity experience in John Hancock Long Term Care and lapse experience in John Hancock Life, was unfavourable relative to the expected experience levels and reduced earnings by $31 million.

During the quarter, the Company further improved its equity risk profile by opportunistically hedging an additional $15.2 billion of in-force variable annuity guarantee value.  This brought the percentage of guarantee value hedged or reinsured to approximately 51 per cent as at March 31, 2010 as compared to 35 per cent of guarantee value hedged or reinsured as at December 31, 2009 and 23 per cent as at March 31, 2009.  As a result of hedging activities and increases in equity markets during the quarter, the net amount at risk, related to unhedged and unreinsured variable annuity products was $8.1 billion as at March 31, 2010, down from $11.6 billion at December 31, 2009 and from $28.3 billion at March 31, 2009.

The Manufacturers Life Insurance Company reported an MCCSR ratio of 250 per cent as at March 31, 2010, up from 240 per cent in the prior quarter, driven by retained earnings and equity market increases.  The Company’s capital sensitivity to market declines continued to decrease as a result of the reduction in the net amount at risk related to variable annuity guarantees.

SALES AND BUSINESS GROWTH

Michael W. Bell said, “Insurance sales increased 20 per cent overall with particularly strong growth in Hong Kong, Japan, Taiwan and China. Wealth sales excluding variable annuities increased 21 per cent across the Company with especially strong mutual fund and retirement sales in Canada and the U.S.   Variable annuity sales were in line with our focus on rebalancing our business mix and reducing equity exposure. Our strong brands and powerful distribution networks position us well for continued growth.”

Total insurance sales increased by 20 per cent, on a constant currency basis, over the first quarter of 2009.  Improving economic conditions across geographic markets fueled sales growth across all divisions, led by

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advances in Asia, which increased 35 per cent over the prior year on a constant currency3 basis. New business embedded value (“NBEV”)4 for the insurance businesses increased by approximately 21 per cent over the first quarter of 2009, driven by the increase in sales as well as actions taken to improve product margins.

Total wealth sales excluding variable annuity products increased by 21 per cent on a constant currency basis over the first quarter of 2009.  Sales of retail variable products and group retirement savings grew by 51 per cent as a result of the stronger equity markets and our marketing and distribution efforts.  This growth was partially offset by a decline in demand for fixed products in the U.S and Canada.  NBEV for the wealth businesses excluding variable annuities, increased by approximately 17 per cent over the first quarter of 2009, consistent with the overall increase in sales.

Consistent with the Company’s on-going risk management initiatives, sales of variable annuity products in the first quarter declined by 39 per cent compared to the prior year on a constant currency basis.  Sales declines in the U.S. and Canada were partially offset by an increase in Japan, where sales increased in advance of April 1, 2010 tax changes.  NBEV for the variable annuity business increased by approximately 37 per cent over the first quarter of 2009 driven by product changes and higher long-term interest rates achieved as we hedged the business.

Premiums and deposits for the insurance businesses amounted to $5.2 billion for the first quarter of 2010, representing an increase of seven per cent over the prior year, on a constant currency basis, reflecting growth of the in-force business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.8 billion for the first quarter of 2010, representing an increase of 13 per cent over the prior year, on a constant currency basis.  The stronger equity markets contributed to deposit growth in mutual funds and retirement savings, which was partially offset by lower fixed product sales in both the U.S. and Canada.

Variable annuity premiums and deposits amounted to $2.2 billion for the first quarter of 2010, a decrease of 40 per cent from the prior year, on a constant currency basis, consistent with the decline in sales as a result of on-going risk management initiatives.

Total funds under management as at March 31, 2010 were $446 billion, an increase of $7 billion over December 31, 2009.  In the quarter, positive policyholder net cash flows of $5 billion, investment income of $11 billion and acquisitions of $2 billion more than offset unfavourable currency movements and expenses of $11 billion. Total funds under management, as at March 31, 2010, include $115 billion of assets managed by MFC Global Investment Management (“MFC GIM”) for external parties.

OPERATING HIGHLIGHTS

Insurance

•
Insurance sales grew by 20 per cent over the prior year on a constant currency basis, led by advances in Asia. Improving economic conditions across geographic markets fueled sales growth across all of our divisions.

•
In the U.S., insurance sales were up by 17 per cent over the prior year on a U.S. dollar basis. John Hancock Life experienced a six per cent increase over the prior year, reflecting the gradual economic recovery, and tempered by actions to increase margins.  LTC sales grew by 50 per cent, attributable to

3 Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

4 NBEV is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

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a combination of increased Federal Long Term Care Insurance Program sales, where John Hancock is now the sole carrier, and increased retail sales driven in part by consumer flight to quality.

•
In Canada, insurance sales increased by nine per cent from 2009 levels with growth across all businesses.  Improved consumer confidence drove a seven per cent rise in individual insurance sales, reflecting strong growth in sales of permanent life products and a return to larger case size. Group Benefits had a good start to the year with strong results in the large case segment, up 13 per cent from a year ago.

•
In Asia, first quarter insurance sales on a constant currency basis grew by 35 per cent over the prior year, bolstered by increases in Hong Kong individual life and Japan where sales were up 69 per cent and 37 per cent, respectively.  In Hong Kong, the growth in sales resulted from a combination of a new product launch, more agents and improved agent productivity. In Japan, Increasing Term sales doubled from the prior year, corporate owned life and medical sales continued their strong momentum and a new whole life product was launched in the quarter.  Combined China and Taiwan insurance sales were up by 45 per cent over the prior year on a constant currency basis. In Taiwan, sales were more than twice prior year levels with strong whole life product sales while growth in China was fueled by an increase in the number of our agents, as well as a new product launched in March.  During the quarter, new products were also launched in Hong Kong, Singapore, the Philippines, and Indonesia. Manulife-Sinochem received two new licenses in the quarter plus one in April, and is now licensed in 42 cities in China, which are home to more than 300 million individuals.

Wealth Management, excluding variable annuities

•
Wealth sales, excluding variable annuities, for the first quarter of 2010 increased by 21 per cent over the prior year on a constant currency basis. Sales of retail variable products and group retirement savings increased by 51 per cent as a result of the stronger equity markets and focused marketing and distribution efforts. They were partially offset by a decline in demand for fixed products.

•
In the U.S., first quarter wealth sales, excluding variable annuities, increased by 53 per cent on a U.S. dollar basis.  The overall increase was due to growth in John Hancock Mutual Funds and Retirement Plan Services which were up over the prior year by 105 per cent and 66 per cent, respectively, more than offsetting a decline in Fixed Products of 45 per cent.  The significant advances in these business lines were attributable to the equity market recovery, competitive fund performance on a broad offering of funds and the strong distribution relationships built over the last few years.  The strong results in Mutual Funds and Retirement Plan Services also drove increased net sales, up by US$1.2 billion compared to the prior year. The first quarter marked the fourth consecutive quarter of positive and increasing net sales in Mutual Funds, and strong sales to the end of March resulted in improved market share and ranking.

•
In Canada, first quarter wealth sales, excluding variable annuities, were one per cent higher than the prior year. Manulife Mutual Funds enjoyed one of its best quarters in the last decade as a focused business strategy, in combination with increasing consumer confidence and equity market improvement, led to an almost four-fold increase in gross sales. Group Savings and Retirement Solutions sales increased by ten per cent, in part due to successfully leveraging Manulife customer relationships developed by Group Benefits.   Fixed rate product sales were down 38 per cent from record levels in 2009 and Manulife Bank loan volumes were down ten per cent reflecting real estate market declines and competitive pressures.  During the quarter, Manulife continued to expand its North American distribution relationship with Edward Jones, formalizing an association which allows Edward Jones advisors to integrate Manulife’s innovative debt-management and banking solutions into their clients’ financial plans.

•
In Asia, overall first quarter wealth sales, excluding variable annuities, experienced a 51 per cent decline over the prior year on a constant currency basis. In the first quarter of 2009, sales included a one-time top up of pension funds by the Hong Kong government, and strong money market mutual

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funds sales in Taiwan. During the quarter, new wealth products were launched in Japan, Malaysia, Indonesia and Taiwan.

•
During the quarter, MFC completed its purchase of Fortis Bank SA/NV’s 49 per cent stake in ABN AMRO TEDA Fund Management Co. Ltd.  The combined organization is now called Manulife TEDA Fund Management Company Limited (“Manulife TEDA”).  With the completion of the deal, MFC has dedicated asset management businesses in nine Asian locations and offices in a total of 16 countries and territories worldwide.   Assets under management in Asia as at March 31, 2010 were US$58 billion.

•
MFC Global Investment Management (“MFC GIM”) ended the first quarter with assets under management for external parties of $115.0 billion, an increase of $5.1 billion from the end of the fourth quarter of 2009.  Assets under management were driven higher by the addition of 49 per cent of Manulife TEDA’s funds and by positive net sales and market performance, partially offset by the impact of the strengthening of the Canadian dollar.

Wealth Management - variable annuities

•
Lower variable annuity sales continue to reflect the Company’s on-going initiatives to balance its risk profile across all geographies. First quarter variable annuity sales decreased by 39 per cent versus the prior year on a constant currency basis.  Sales declines in the U.S. and Canada were partially offset by an increase in Japan, where sales increased in advance of April 1, 2010 tax changes.

•
With favourable equity markets and interest rates, the Company opportunistically hedged additional in-force variable annuity business with a total of $15.2 billion of guarantee value ($4.2 billion in Canada and $11.0 billion in the U.S.), bringing the percentage of guarantee value hedged or reinsured to approximately 51 per cent as at March 31, 2010.  Substantially all new variable annuity business in the U.S., Canada and Japan continues to be hedged.

Corporate

•
During the quarter, Manulife’s Board of Directors announced the establishment of separate Audit and Risk Committees. As a result of the increased volatility in the financial markets since September 2008 and the changing risk environment, the Board of Directors has increased, and intends to continue to increase, its focus on risk oversight.

•
In a separate news release today, the Company has also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after June 21, 2010 to shareholders of record at the close of business on May 18, 2010.

Executive Changes
•
Manulife Financial Corporation (MFC) today announced that Chief Operating Officer John D. DesPrez III is leaving the Company. John is a 19-year veteran of Manulife John Hancock.  He held a wide range of senior positions in our Company and the Company appreciates the very useful role he played in assisting the Chief Executive Officer in his first year as CEO.  The Chief Operating Officer role will be eliminated and all Divisional leaders will report directly to the President and Chief Executive Officer.

•
After seven years as Executive Vice President and Chief Actuary, Simon Curtis has decided to further develop his career at Manulife and will head up our Corporate Development Area as Executive Vice President. The change will be effective following the Second Quarter report and the Board of Directors meeting on August 5, 2010.  Mr. Curtis has a strong background in Merger & Acquisition work at Manulife in Corporate Development and played important roles in the John Hancock merger and the acquisition of Manulife’s Japanese business. In his new role, he will be responsible for

May 6, 2010 - Press Release 5

acquisitions, industry research and corporate strategy. He will report to J-P. Bisnaire, Senior Executive Vice President, Corporate Development & General Counsel.

•
Effective August 6, 2010, Simon Curtis will be succeeded as Executive Vice President and Chief Actuary by Ms. Cindy Forbes (FSA, FCIA) who is returning to Canada after six years in Asia with Manulife.  Currently, Ms. Forbes is Chief Financial Officer for Manulife’s Asia Division and prior to that, was CFO for the Company's Japanese business. Before her assignment to Asia, she was CFO of Reinsurance and she worked in Manulife’s Investment and U.S. Pensions divisions. Ms. Forbes will work closely with Mr. Curtis during the transition period. Her replacement as CFO in Asia will be announced at a later date. She will report to Michael Bell, Senior Executive Vice President and Chief Financial Officer.

•
Diane Bean, Executive Vice President, Corporate Affairs and Human Resources will retire after 35 successful years in corporate and operational roles at Manulife. Ms. Bean is succeeded as Executive Vice President, Human Resources by Stephani Kingsmill, who is currently Senior Vice President and General Manager Real Estate, managing Manulife’s successful $6 billion real estate organization. Both Ms. Bean and Ms. Kingsmill have been recognized as being among the Top 100 most influential women in Canada.  Mr. Kevin Adolphe will assume responsibility for Real Estate in addition to his current role as Chief Operating Officer in Manulife’s Investments Division. He is appointed Executive Vice President and will continue to report to Warren Thomson, Senior Executive Vice President and Chief Investment Officer of Manulife Financial Corporation.

Awards & Recognition

•
In Canada, Manulife Mutual Funds was recognized for excellence in the investment industry winning five Lipper awards.  The winning funds were the Manulife Monthly High Income Fund, Manulife Strategic Income Fund, Manulife Canadian Bond Plus Fund, AIC Global Real Estate Fund and the Value Leaders Balanced Income Portfolio.

•
John Hancock Funds won three awards in the Web Marketing Association's 2010 Internet Advertising Competition Awards, in the categories of:  Best Financial Services Interactive Application, for Roth IRA Conversion Calculator; Best Financial Service Online Video, for Volatility E-mercial; and Best Financial Email Message, for Portfolio Insight.  In addition, John Hancock Funds advanced 23 spots in Barron's 2009 Mutual Fund Family Ranks to take the eighth spot for the year out of 61 fund families.

•
In China, Manulife-Sinochem was ranked as the most competitive of all foreign-invested joint venture life insurers in China by a major newspaper for a second year and received an “Excellent Organization” award from the State Council National Economic Census Commission – the only foreign insurance joint venture to receive this honour this year. It was also recognized for “Outstanding Brand Building” by a major media group at the 2009 Finance China Forum held in Beijing.

•	MFC Global Investment Management earned the “Best of Best” award for the most innovative product in Taiwan in 2009 and “Best of Best” regional award for CEO of the year from Asia Asset Management.

May 6, 2010 - Press Release 6

Notes:
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 6, 2010.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on May 6, 2010 until May 21, 2010 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274828#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on May 6, 2010.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The First Quarter 2010 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.  The document may be downloaded before the webcast begins.

Media inquiries: David Paterson (416) 852-8899 david_paterson@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Amir Gorgi (416) 852-8311 amir_gorgi@manulife.com

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MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

FINANCIAL HIGHLIGHTS
(unaudited)

	Quarterly Results
	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (C$ millions)	1,140	868	(1,068)
Net Income (Loss) Available to Common Shareholders (C$ millions)	1,120	848	(1,075)
Diluted Earnings (Loss) per Common Share (C$)	0.64	0.51	(0.67)
Return on Common Shareholders’ Equity (1) (%, annualized)	16.8	13.1	(16.2)
Premiums and Deposits (1) – Insurance businesses (C$ millions)	5,204	6,541	5,351
Premiums and Deposits (1) – Wealth excluding variable annuities (C$ millions)	9,745	8,128	9,882
Premiums and Deposits (1) – Variable annuities (C$ millions)	2,189	1,866	4,068
Funds under Management (1) (C$ billions)	446.5	439.6	405.4
Capital (1) (C$ billions)	33.6	33.2	30.2

(1) This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Net Income

The Company’s net income attributed to shareholders was $1,140 million for the first quarter of 2010, in contrast to a loss of $1,068 million for the first quarter of 2009.   Earnings in the first quarter of 2010 include gains of $546 million related to increases in the equity markets, the favourable impact on the policy liability valuation of fixed income investing activities and other investment related items.  These were partially offset by a tax related charge on leveraged lease investments of $99 million, unfavourable policyholder experience of $31 million and the impact of a stronger Canadian dollar. The results of the first quarters of 2010 and 2009 are expanded on below.

First quarter of 2010:

Of the $546 million of gains referred to above, gains of $328 million were reported on our variable annuity business as a result of the overall positive equity market performance and the performance of our variable annuity guarantee hedging program.  In addition, gains of $23 million resulted from the impact of the improved equity markets on capitalized variable universal life fees and equities supporting policy liabilities.

Gains on oil and gas investments and private equity investments of $83 million arose from fair market value increases in excess of the returns assumed in the valuation of policy liabilities.  These were mostly offset by fair market value losses of $67 million on real estate, timber and agriculture property.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments were limited to $17 million, and actuarial charges related to credit downgrades were $15 million.  These amounts were only slightly higher than the expected credit losses assumed in the valuation of policy liabilities.

The remaining $211 million of gains referred to above primarily related to the favourable impact that the fixed income investing activities in the quarter had on the valuation of policy liabilities.   The small movement in interest rates during the quarter did not have a material impact on the valuation of our policy liabilities or our net income.

Policyholder experience was unfavourable in the first quarter and reduced earnings by $31 million largely due to claims and lapse experience in the U.S. Insurance business.  Recent long-term care morbidity experience has been unfavourable relative to expected levels. A comprehensive morbidity experience

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study will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

As previously reported, we increased our tax related provisions on leveraged lease investments by $99 million during the quarter.  This charge was partly offset by a release of $24 million in tax provisions related to the closure of prior year issues.

First quarter of 2009:

The net loss attributed to shareholders of $1,068 million for the first quarter of 2009 included charges as a result of the declines in the global equity markets of $1,361 million, unrealized losses on alternative investment asset classes of $277 million, credit related impairments of $121 million and downgrades of $72 million.

The equity market declines resulted in charges of $1,361 million, consisting of $1,106 million for variable annuity guarantees, $128 million of other than temporary impairments on equity positions in the Corporate and Other segment, $63 million on equity investments supporting non-experience adjusted policy liabilities and $64 million relating to reduced capitalized future fee income on variable universal life products and other fee income.

The unrealized losses on alternative investments related to our commercial real estate and private equities and resulted in a strengthening of policy liabilities.

In addition, there were two largely offsetting items, both primarily related to the Japan Variable Annuity business:  a charge of $268 million related to changes in actuarial methods and assumptions and a tax gain of $208 million.

Adjusted Earnings from Operations

In our 2009 Annual Report we provided forward-looking information for “Adjusted Earnings from Operations”, which is a non-GAAP measure.  We estimated adjusted earnings from operations to be between $700 million and $800 million per quarter for 2010, based on exchange rates in effect at June 30, 2009.

Our estimate of adjusted earnings from operations for the first quarter ended March 31, 2010 excluded the following items, the net effect of which we are unable to reliably predict: equity  related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote 2 to the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table below); other than realized gains on our available-for-sale (“AFS”) equity portfolio; interest and other investment  related gains and losses; credit, other than temporary impairments (“OTTI”) and downgrades; policyholder experience gains and losses;  tax related  provisions on leveraged lease investments; other tax items such as the outcomes  of tax appeals and changes in tax rates; and changes in actuarial methods and assumptions.   We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

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First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure
Adjusted earnings from operations for the first quarter of 2010 were $742 million, which is within our prior estimate of between $700 million and $800 million for each of the quarters of 2010.

The following table reconciles adjusted earnings from operations to our reported net earnings for the first quarter:
(Canadian $ millions)

Net income attributed to shareholders reported	$1,140
Items excluded from adjusted earnings from operations:
Corporate and Other segment net impairment – OTTI ($5 million) and credit impairments ($3 million)	(8)
Experience gains (losses) due to equity, interest rate, credit and other non-fixed income returns different from our best estimate policy liability assumptions (1)
Equity market appreciation, primarily related to variable annuity guarantee policy liabilities (2)	351
Actual credit experience. Net credit charge of $14 million and credit downgrade charges of $15 million (3)	(29)
Expected credit experience assumed in the valuation of policy liabilities	28
Oil & gas and private equities – changes in fair value relative to policy liability assumptions	83
Real estate, timber and agriculture properties – change in fair value relative to policy liability assumptions	(67)
Other (4)	188
Net policyholder experience losses (5)	(31)
Provisions on leveraged lease investments ($99 million) net of tax items related to closed tax years ($24 million)	(75)
Currency rates (6)	(42)
Total excluded items	$398
Adjusted earnings from operations	$742

(1)
As outlined in our accounting policies, policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)
Adjusted earnings from operations excludes the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(3)
The actual credit and downgrade charge in the liability segments excludes the impact on earnings of the reduction in policy liabilities for the expected experience.  The expected credit experience is included in the line labeled “Expected credit experience assumed in the valuation of policy liabilities”.

(4)
Other gains of $188 million include the favourable impact in the quarter of fixed income investing activities that improved the match between investments and the policy liability cash flows reflected in the valuation of policy liabilities.   The small movement in interest rates during the quarter did not have a material impact on earnings.  The difference between the $188 million in this table and the $211 million referred in under the section “Net Income” above, is due to the classification of the $5 million OTTI in the Corporate and Other segment and the classification of the $28 million expected credit experience assumed in the valuation of policy liabilities.

(5)	Policyholder experience was unfavourable in the first quarter and reduced earnings by $31 million largely due to claims and lapse experience in the U.S. Insurance business.

(6)
  Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0156 as at March 31,

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2010. The average daily exchange rate for the quarter was $1.0401. This decline has reduced reported net income by $42 million during the quarter.

Estimated Adjusted Earnings from Operations for the remaining quarters of 2010

Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for all future quarters in 2010 for adjusted earnings from operations.  We estimate adjusted earnings from operations to be between $700 million and $800 million per quarter based on exchange rates in effect at June 30, 2009. As noted in the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table above, in the first quarter the Canadian dollar strengthened compared to the June 30, 2009 assumption, the impact of which was to reduce net income attributed to shareholders by $42 million compared with adjusted earnings from operations.  However we cannot reliably estimate what exchange rates will be for the rest of 2010 and have therefore continued to use exchange rates in effect at June 30, 2009 in providing our estimate of adjusted earnings from operations for the remaining quarters for 2010.  If we had used the exchange rates in effect as at March 31, 2010, our estimate of adjusted earnings from operations per quarter for 2010 would have been between $650 million and $750 million.  Credit losses in the first quarter exceeded our long-term assumptions by only $1 million, and changes in the fair value of our non-fixed income assets exceeded the investment assumptions for the policy liabilities and resulted in a net gain.  We cannot reliably predict the impact of credit or non-fixed income returns for the remainder of 2010 and have therefore continued to use our long-term assumptions in the estimated adjusted earnings from operations for the remainder of 2010.  Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately ten per cent.

The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss.  Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote (2) to the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  As a result, it would exclude items such as:  experience gains (losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (the assumptions for equity investments are described in footnote (2) to the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes in tax rates; changes in accounting policies; and changes in actuarial methods and assumptions.  It would, however, include gains, but not net losses or other impairments, realized on AFS assets.  We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact adjusted earnings from operations and actual reported results.

May 6, 2010 - Press Release 11

Earnings per Share and Return on Common Shareholders’ Equity5
Earnings per common share on a fully diluted basis for the first quarter of 2010 were $0.64 compared to a loss per share of $0.67 for the first quarter in 2009.  Return on common shareholders’ equity was 16.8 per cent for the first quarter of 2010 (minus 16.2 per cent for the first quarter of 2009).

Premiums and Deposits 6

Premiums and deposits for the insurance businesses amounted to $5.2 billion for the first quarter of 2010, representing an increase of seven per cent over the prior year, on a constant currency basis. The increase is attributed to growth in the in-force business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.7 billion for the first quarter of 2010, representing an increase of 13 per cent on a constant currency basis.  The stronger equity markets contributed to the mutual fund deposit growth, which was partially offset by lower fixed product sales in both U.S. and Canada.

Premiums and deposits for variable annuity products were $2.2 billion, a decrease of 40 per cent from the prior year on a constant currency basis, consistent with the decline in sales.

Funds under Management 7

Total funds under management as at March 31, 2010 were $446 billion, an increase of $41 billion over March 31, 2009.   Contributing to the increase were $21 billion of net positive policyholder cash flows, $85 billion related to investment returns, $3.8 billion related to the acquisition of AIC Limited’s retail investment fund business, $1.8 billion or 49 per cent of ABN AMRO TEDA Fund Management Co. Ltd.’s (“Manulife TEDA”) assets under management, $3.9 billion of capital issuances and $1.6 billion of medium term notes issued.  The stronger Canadian dollar reduced funds under management by approximately $77 billion and the repayment of the credit facility reduced funds under management by $2.0 billion.

Capital8

Total capital was $33.6 billion as at March 31, 2010, $3.4 billion higher than $30.2 billion as at March 31, 2009.  Capital issuances totaled $3.9 billion – $2.5 billion of common shares, $0.4 billion of preference shares and $1.0 billion of Innovative Tier 1 notes. Capital also increased as a result of $1.3 billion of net unrealized gains on AFS assets and $3.5 billion of net income.  These increases were partially offset by the $4.5 billion negative impact of the strengthened Canadian dollar and $0.9 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, Minimum Continuing Capital and Surplus Requirements (“MCCSR”), was 250 per cent as at March 31, 2010, an increase of ten points from 240 per cent as at December 31, 2009.   The ten point increase was because net income during the quarter increased available capital and the improvements in the equity market reduced the required capital to support variable annuity guarantees.

5 Return on common shareholders’ equity is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

6 Premiums and deposits is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

7 Funds under management is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

8 Capital is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

May 6, 2010 - Press Release 12

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (millions)	131	(117)	(92)
Premiums and Deposits (millions)	1,702	3,034	1,893
Funds under Management (billions)	70.0	66.6	71.0

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	126	(111)	(74)
Premiums and Deposits (millions)	1,636	2,874	1,520
Funds under Management (billions)	68.9	63.6	56.3

U.S. Insurance reported net income attributed to shareholders of US$126 million for the first quarter of 2010, compared with a net loss of US$74 million a year earlier.   Included in the first quarter of 2010 are net experience gains of US$97 million (2009 – losses of US$129 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items from both quarters, net income declined US$26 million primarily due to higher new business strain and unfavourable long-term care morbidity experience.  A comprehensive morbidity experience study will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.  In both the first quarter of 2010 and 2009, John Hancock Life has reported losses with respect to policyholder lapses.  On a Canadian dollar basis the net income attributed to shareholders for the first quarter of 2010 was $131 million compared with a net loss of $92 million in 2009.

Premiums and deposits for the quarter were US$1.6 billion, an increase of eight per cent over the first quarter of 2009 primarily due to the combination of higher Federal Long Term Care Insurance Program deposits, where John Hancock is now the sole carrier, and increased universal life premiums.

Funds under management were US$68.9 billion, up 22 per cent from March 31, 2009 due to business growth over the last 12 months, an increase in the market value of funds under management and the deposit received in the fourth quarter of 2009 related to the Federal Long Term Care Insurance Program.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (millions)	350	671	(629)
Premiums and Deposits (millions)	7,440	6,727	8,660
Funds under Management (billions)	178.3	177.4	164.1

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	336	635	(505)
Premiums and Deposits (millions)	7,153	6,370	6,952
Funds under Management (billions)	175.6	169.5	130.2

U.S. Wealth Management reported net income attributed to shareholders of US$336 million for the first quarter of 2010, compared with a net loss of US$505 million a year earlier.  Included in the first quarter of 2010 are net experience gains of US$169 million (2009 – losses of US$715 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items from both quarters, net income declined US$43 million due

May 6, 2010 - Press Release 13

to the lower expected release of variable annuity guarantee reserves as a result of lower policy liabilities, the non-recurrence of tax benefits received in 2009 as a result of the successful outcome of certain tax appeals and the costs associated with hedging new, and a portion of the prior years’ in-force, variable annuity business. Increased fee income from higher average assets under management partially offset these decreases in earnings.  On a Canadian dollar basis, net income attributed to shareholders for the first quarter of 2010 was $350 million, compared with a net loss of $629 million reported a year earlier.

Premiums and deposits, excluding variable annuities, for the quarter were US$6.5 billion, up 32 per cent from US$4.9 billion for the first quarter of 2009.  Higher sales in John Hancock Wealth Asset Management driven by the equity market recovery and increased consumer confidence were partially offset by a decline in John Hancock Fixed Products sales.   Premiums and deposits of variable annuities were US$0.7 billion, down significantly from the US$2.1 billion in the first quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management were US$175.6 billion, up 35 per cent from March 31, 2009.  The increase was driven by a combination of strong investment returns and net policyholder cash flows partially offset by US$1.4 billion of scheduled maturities in John Hancock Fixed Products over the last twelve months.

Canadian Division

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (millions)	301	384	(88)
Premiums and Deposits (millions)	4,480	4,096	4,430
Funds under Management (billions)	104.4	102.7	83.8

Canadian Division reported net income attributed to shareholders of $301 million for the first quarter of 2010 compared to a net loss of $88 million a year earlier. Net income for the first quarter of 2010 included net experience gains of $84 million (2009 – losses of $284 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from best estimate policy liability assumptions. Excluding these items from both quarters, shareholders’ net income increased by $21 million driven by growth in asset levels in our wealth management and Manulife Bank operations, partially offset by the costs associated with hedging variable annuity guarantees and lower allocated interest on surplus.  Net income also included a release of $14 million in tax provisions related to the closure of prior year issues.

Premiums and deposits, excluding variable annuities, for the quarter were $3.8 billion, up six per cent from $3.6 billion reported in the first quarter of 2009.  Premiums and premium equivalents in the insurance businesses were $2.2 billion, consistent with the first quarter of 2009.  Retail mutual fund deposits of $355 million were more than triple first quarter 2009 levels, reflecting the Company’s increased focus on its mutual fund platform and improving fund performance in a more stable economic environment.  Strong sales in the retirement savings market also contributed to the year over year increase. Sales of retail fixed rate products were down from the record levels of a year ago when consumers sought the safety of fixed returns in a volatile investment market.  Deposits for variable annuity products for the quarter were $0.7 billion, compared to $0.9 billion a year ago.

Funds under management were $104.4 billion as at March 31, 2010, an increase of 25 per cent from a year ago. Positive net sales of wealth products excluding variable annuities, combined with the favourable impact of market appreciation and the 2009 acquisition of the retail investment funds of AIC Limited, were key contributors to the increase. In addition, continued growth in Manulife One drove a 14 per cent rise in Manulife Bank invested assets.

May 6, 2010 - Press Release 14

Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income Attributed to Shareholders (millions)	427	291	146
Premiums and Deposits (millions)	2,423	2,036	2,846
Funds under Management (billions)	58.8	57.2	53.6

U.S. dollars
Net Income Attributed to Shareholders (millions)	412	274	118
Premiums and Deposits (millions)	2,330	1,926	2,286
Funds under Management (billions)	57.9	54.7	42.5

Asia and Japan Division recorded net income attributed to shareholders of US$412 million for the first quarter of 2010 compared to US$118 million a year earlier.  Included in the first quarter of 2010 were net experience gains of US$184 million (2009 – losses of US$238 million)  as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy assumptions.  Excluding these experience gains from both quarters and a one-time tax benefit recorded in the first quarter of 2009 related to variable annuities, shareholders’ net income improved by US$39 million driven by new business and growth in in-force business.

Premiums and deposits, excluding variable annuities, for the quarter were US$1.6 billion, down 10 per cent from US$1.8 billion reported in the first quarter of 2009. Strong insurance premiums growth contributed by all the territories as a result of new product launches and larger in-force business was more than offset by lower money market fund sales in Taiwan and the non-recurrence of the one-time top up of pension funds by the Hong Kong government in the first quarter of 2009.  Premiums and deposits for variable annuity products for the quarter were US$0.7 billion, up 43 per cent from US$0.5 billion reported in the first quarter of 2009.  Variable annuity sales in Japan increased in advance of April 1, 2010 tax changes.

Funds under management as at March 31, 2010 were US$57.9 billion, up US$15.4 billion from March 31, 2009. Growth was driven by the positive impact of improving equity market performance across the territories in the past twelve months together with net policyholder cash inflows of US$3.6 billion and US$1.8 billion representing 49 per cent of Manulife TEDA’s assets under management.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income Attributed to Shareholders (millions)	54	92	59
Premiums and Deposits (millions)	246	279	285

U.S. dollars
Net Income Attributed to Shareholders (millions)	51	87	48
Premiums and Deposits (millions)	237	265	229

Reinsurance Division’s net income attributed to shareholders for the first quarter of 2010 was US$51 million compared to US$48 million a year earlier.  The increase was primarily due to the favourable impact of the increase in the U.S. equity markets on the change in variable annuity guarantee reserves as well as improved investment results.  These increases were largely offset by unfavourable claims experience in Life Reinsurance resulting from higher claims and experience refund provisions.

Premiums for the quarter were US$237 million, up three per cent from US$229 million reported in the same quarter of 2009.  The increase in International Group Program premiums arising from an increase in

May 6, 2010 - Press Release 15

volumes and the impact of the strengthening of the Euro against the U.S. dollar was partially offset by higher experience refunds in Life Reinsurance.

Corporate and Other

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Loss Attributed to Shareholders (millions)	(123)	(453)	(464)
Funds under Management (billions)	32.6	33.0	30.2

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Corporate and Other reported a net loss attributed to shareholders of $123 million in the first quarter of 2010 compared to a net loss of $464 million a year earlier.  The current quarter loss includes realized gains of $44 million on the AFS equity portfolio.  It also includes a tax related provision of $99 million on leveraged lease investments.  Earnings in the first quarter of 2009 included charges of $268 million for changes in actuarial methods and assumptions and $128 million for other than temporary equity impairments.

Funds under management as at March 31, 2010 were $32.6 billion, up eight per cent from March 31, 2009. Funds under management include assets managed by MFC GIM on behalf of institutional clients of $23.1 billion as at March 31, 2010 compared to $24.2 billion as at March 31, 2009.   The increase due to equity market appreciation and net sales was more than offset by the impact of the stronger Canadian dollar.  The Company’s own funds were $9.6 billion at March 31, 2010, up $3.4 billion compared to the prior year, largely due to funds received from debt and share capital issuances in the past twelve months.  MFC GIM also manages $91.9 billion of assets that are included in the segregated funds, mutual funds and other managed funds of the operating divisions.

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future

May 6, 2010 - Press Release 16

investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Off-Balance Sheet Products and General Fund Equity Market Risk Exposure Measures

i)  Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 51 per cent of the guarantee value was either hedged or reinsured at March 31, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at			March 31, 2010	December 31, 2009
(Canadian $ millions)	Guarantee value	Fund value	Amount at risk (3)	Guarantee value	Fund value	Amount at risk (3)
Gross living benefits(1)	$91,531	$84,521	$11,135	$92,183	$83,693	$12,710
Gross death benefits(2)	17,572	12,964	3,842	18,455	13,282	4,414
Total gross benefits	$109,103	$97,485	$14,977	$110,638	$96,975	$17,124
Living benefits reinsured	$7,653	$5,703	$1,957	$8,012	$5,818	$2,200
Death benefits reinsured	5,619	4,467	1,373	5,985	4,639	1,577
Total reinsured	$13,272	$10,170	$3,330	$13,997	$10,457	$3,777
Total, net of reinsurance	$95,831	$87,315	$11,647	$96,641	$86,518	$13,347
Living benefits hedged	$38,766	$38,116	$3,080	$24,399	$24,137	$1,782
Death benefits hedged	3,511	2,067	436	481	317	10
Total hedged	$42,277	$40,183	$3,516	$24,880	$24,454	$1,792
Living benefits retained	$45,112	$40,702	$6,098	$59,772	$53,738	$8,728
Death benefits retained	8,442	6,430	2,033	11,989	8,326	2,827
Total, net of reinsurance and hedging	$53,554	$47,132	$8,131	$71,761	$62,064	$11,555

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(3)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $1,125 million at March 31, 2010 (December 31, 2009 – $1,671 million).  The reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii) Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

May 6, 2010 - Press Release 17

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps in order to manage the sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the (losses) gains related to the guarantee liabilities hedged because:
(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;
(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;
(c)	a portion of interest rate risk is not hedged;
(d)	policy liabilities embed some provisions for adverse deviation which are not hedged; and
(e)	not all other risks are hedged (see MD&A in the 2009 Annual Report).

In determining the risk exposure measures related to a change in market value of equity funds we have applied the following assumptions for the effectiveness of the hedging program portion.  For a ten, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 90, 85 and 80 per cent, respectively, of the loss arising from the change in policy liabilities of the hedged guarantees.   For a ten, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be ten, 15 and 20 per cent greater, respectively, than the gain arising from the change in policy liabilities of the hedged guarantees. These assumptions are included in the table below and the tables under iii), iv) and v) below.  Actual experience may vary from these assumptions.

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at
(Canadian $ in millions)	March 31, 2010			December 31, 2009
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(460)	$(940)	$(1,430)	$(470)	$(960)	$(1,480)
Variable product guarantees	(320)	(810)	(1,480)	(450)	(1,080)	(1,930)
Total	$(780)	$(1,750)	$(2,910)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$480	$980	$1,480	$490	$1,000	$1,520
Variable product guarantees	210	340	410	290	490	600
Total	$690	$1,320	$1,890	$780	$1,490	$2,120

(1) See “Caution related to risk exposures” above.

iii) Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are outlined in section ii) above (Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk).

May 6, 2010 - Press Release 18

Change in market value of equity funds (1)

(Canadian $ millions)	As at March 31, 2010	As at December 31, 2009
10% decline	$(1,000)	$ (1,100)
20% decline	(2,200)	(2,600)
30% decline	(3,600)	(4,400)
10% increase	800	900

(1)  See “Caution related to risk exposures” above.

iv)	Impact on net income attributed to shareholders arising from both variable product and from the general fund market price risk for public equities

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iii) above (“Impact on net income attributed to shareholders arising from variable products public equity market price risk”).

 Change in market value of equity funds (1)

(Canadian $ millions)	As at March 31, 2010	As at December 31, 2009
10% decline	$(1,100)	$(1,200)
20% decline	(2,400)	(2,800)
30% decline	(3,900)	(4,600)
10% increase	900	1,000
(1) See “Caution related to risk exposures” above.

v)	Impact on MLI’s MCCSR ratio from general fund and variable products public equity market price risk

Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds (1)
	As at March 31, 2010	As at December 31, 2009
	(percentage points)	(percentage points)
10% decline	(10)	(11)
20% decline	(23)	(25)
30% decline	(39)	(42)
10% increase	9	13

(1) See “Caution related to risk exposures” above.

TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the three months ended March 31, 2010, we recorded additional charges of $99 million after tax related to these provisions. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate and the Company has filed a case challenging the IRS in United States Tax Court. Should the tax attributes of all our leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$193 million as at March 31, 2010.

May 6, 2010 - Press Release 19

ACCOUNTING MATTERS AND CONTROLS
Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

Throughout the first quarter of 2010, we continued to manage the implementation of IFRS through the completion of activities and deliverables in accordance with our overall transition plan which currently remains on-track.   The Company has not yet finalized its accounting policy decisions and first time adoption elections but expects to complete this exercise later this year.  Until this process is complete, the impact of adopting IFRS on the Company's future financial position and future results cannot be determined.

Based on our current analysis of the identified differences between Canadian accounting requirements and IFRS effective January 1, 2011, with the exception of the potential impairment of goodwill upon transition, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.  The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS in 2011, which could be material.

Please refer to our 2009 Annual Report for additional information on IFRS, including potential impacts on regulatory capital for potential IFRS changes beyond 2011.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Adjusted Earnings from Operations; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; Sales; New Business Embedded Value and Impact on Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our 2009 Annual Report in the section entitled “Estimated Adjusted Earnings from Operations for 2010”, the Company estimated Adjusted Earnings from Operations for all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Adjusted Earnings from Operations” above.   In this report, we have compared our estimate of adjusted earnings from operations with the adjusted earnings from operations for the first quarter excluding specified items that were excluded in arriving at our estimate of adjusted earnings from operations.  The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

May 6, 2010 - Press Release 20

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on Equity
(Canadian $ millions)	Quarterly Results
	1Q10	4Q09	1Q09
Net income (loss) available to common shareholders per Consolidated Statements of Operations	1,120	848	(1,075)

Opening total equity available to common shareholders	27,405	24,812	26,496
Closing total equity available to common shareholders	27,816	27,405	25,442
Weighted average total equity available to common shareholders	27,610	26,108	25,969
Opening AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	564	442	(846)
Closing AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	633	564	(917)
Adjustment for average AOCI	(598)	(503)	882
Weighted average total equity available to common shareholders excluding average AOCI adjustment	27,012	25,605	26,851

ROE based on weighted average total equity available to common shareholders (annualized)	16.5%	12.9%	(16.8)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	16.8%	13.1%	(16.2)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2009.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

May 6, 2010 - Press Release 21

Premiums and Deposits
(Canadian $ millions)	Quarterly Results
	1Q10	4Q09	1Q09
Premium income per Consolidated Statements of Operations	4,395	4,731	6,972
Deposits from Policyholders per Consolidated Statements of Segregated Funds Changes in Net Assets	7,204	7,343	8,259
Premiums and deposits per financial statements	11,599	12,074	15,231
Mutual fund deposits	2,966	2,378	2,096
Institutional advisory account deposits	847	363	1,181
ASO premium equivalents	676	663	669
Group Benefits ceded premiums	906	919	-
Other fund deposits	144	138	124
Total premiums and deposits	17,138	16,535	19,301
Currency impact	2,310	2,059	-
Constant currency premiums and deposits	19,448	18,594	19,301

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds Under Management
(Canadian $ millions)	Quarterly Results
	1Q10	4Q09	1Q09
Total invested assets per Consolidated Balance Sheets	188,308	187,470	191,132
Total segregated funds net assets held by the Company per Consolidated Statements of Segregated Funds	193,103	190,665	163,879
Funds under management per financial statements	381,411	378,135	355,011
Mutual funds	36,766	33,370	24,001
Institutional advisory accounts (excluding segregated funds)	20,866	20,906	20,798
Other funds	7,419	7,206	5,597
Total funds under management	446,462	439,617	405,407
Currency impact	76,572	63,636	-
Constant currency funds under management	523,034	503,253	405,407

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity excluding AOCI on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Capital
(Canadian $ millions)	Quarterly Results
	1Q10	4Q09	1Q09
Total equity per Consolidated Balance Sheets	29,326	28,907	26,581

Less AOCI (loss) on cash flow hedges per Consolidated Balance Sheets	(54)	(48)	(272)
Add liabilities for preferred shares and qualifying capital instruments	4,022	4,037	3,139
Add non-controlling interest in subsidiaries	246	202	222
Total capital	33,648	33,194	30,214

Sales are measured according to product type.

(i)
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium

May 6, 2010 - Press Release 22

payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii)
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.    NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior assumptions, expense and investment assumptions used in the pricing of the products sold.  The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.  For variable annuity products, the interest rates used in the calculation of NBEV are based on the interest rates at the time the business is issued.  The principal economic assumptions used in the NBEV calculations in 2010 were based on January 1, 2010 markets and were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to our estimated adjusted earnings from operations referred to above under “Financial Highlights – Adjusted Earnings from Operations”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and

May 6, 2010 - Press Release 23

economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ability to execute strategic plans and changes to strategic plans; changes in laws and regulations; changes in accounting standards; downgrades in our financial strength or credit ratings; the ability to maintain the Company’s reputation; level of competition and consolidation; the ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the ability to implement effective hedging strategies; the ability to source appropriate non-fixed income assets to back the Company’s long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; the accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability or adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with the Company’s non-North American operations; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and the ability of the Company to protect its intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$446 billion (US$440 billion) as at March 31, 2010. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

May 6, 2010 - Press Release 24

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2010	2009	% Change

Net income (loss)	$1,148	$(1,071)	-
Net income (loss) attributed to participating policyholders	8	(3)	-
Net income (loss) attributed to shareholders	$1,140	$(1,068)	-
Preferred share dividends	(20)	(7)	186
Net income (loss) available to common shareholders	$1,120	$(1,075)	-

Premiums and deposits:
Life and health insurance premiums 1	$3,269	$4,278	(24)
Annuity and pension premiums excluding variable annuities	1,058	1,778	(40)
Segregated fund deposits excluding variable annuities	5,083	5,107	(0)
Mutual fund deposits	2,966	2,096	42
Institutional advisory account deposits	847	1,181	(28)
ASO premium equivalents	676	669	1
Group Benefits ceded 1	906	-	-
Other fund deposits	144	124	16
Premiums and deposits excluding variable annuities	$14,949	$15,233	(2)
Variable annuities premium and deposits	2,189	4,068	(46)
Total premiums and deposits	$17,138	$19,301	(11)

Funds under management:
General fund	$188,308	$191,132	(1)
Segregated funds excluding institutional advisory accounts	190,895	160,507	19
Mutual funds	36,766	24,001	53
Institutional advisory accounts	23,074	24,170	(5)
Other funds	7,419	5,597	33
Total funds under management	$446,462	$405,407	10

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,022	$3,139	28
Non-controlling interest in subsidiaries	246	222	11
Equity
Participating policyholders' equity	88	59	49
Shareholders' equity
Preferred shares	1,422	1,080	32
Common shares	19,005	16,177	17
Contributed surplus	190	161	18
Retained earnings	13,760	11,302	22
Accumulated other comprehensive income (loss) on AFS securities and translation of net foreign operations	(5,085)	(1,926)	164
Total capital	$33,648	$30,214	11

Selected key performance measures:
Basic earnings (loss) per common share	$0.64	$(0.67)
Diluted earnings (loss) per common share	$0.64	$(0.67)
Return on common shareholders' equity (annualized) 2	16.8%	(16.2)%
Book value per common share	$15.79	$15.79
Common shares outstanding (in millions)
End of period	1,761	1,611
Weighted average - basic	1,758	1,610
Weighted average - diluted	1,763	1,610

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

2 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	March 31
	2010	2009
Revenue
Premium income 1	$4,395	$6,972
Investment income
Investment income	2,042	1,837
Realized/ unrealized gain (losses) on assets supporting policy liabilities and consumer notes	1,149	(2,103)
Other revenue	1,579	1,293
Total revenue	$9,165	$7,999
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims 1	$1,126	$1,835
Maturity and surrender benefits 2	1,062	2,591
Annuity payments	788	882
Policyholder dividends and experience rating refunds	283	420
Net transfers to segregated funds	185	636
Change in actuarial liabilities 2	1,961	1,329
General expenses	883	924
Investment expenses	238	232
Commissions	909	978
Interest expense	297	218
Premium taxes	73	73
Non-controlling interest in subsidiaries	5	8
Total policy benefits and expenses	$7,810	$10,126
Income (loss) before income taxes	$1,355	$(2,127)
Income tax (expense) recovery	(207)	1,056
Net income (loss)	$1,148	$(1,071)
Net income (loss) attributed to participating policyholders	8	(3)
Net income (loss) attributed to shareholders	$1,140	$(1,068)
Preferred share dividends	(20)	(7)
Net income (loss) available to common shareholders	$1,120	$(1,075)

Basic earnings (loss) per common share	$0.64	$(0.67)
Diluted earnings (loss) per common share	$0.64	$(0.67)

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business.
2 The change in actuarial liabilities includes the impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $33 million in Q1 2010 and $1,197 million in Q1 2009.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at March 31
Assets	2010	2009
Invested assets
Cash and short-term securities	$17,289	$18,062
Securities
Bonds	88,090	84,295
Stocks	9,967	7,946
Loans
Mortgages	30,605	31,795
Private placements	22,123	26,235
Policy loans	6,495	7,746
Bank loans	2,468	2,439
Real estate	5,798	6,491
Other investments	5,473	6,123
Total invested assets	$188,308	$191,132
Other assets
Accrued investment income	$1,663	$1,792
Outstanding premiums	734	751
Goodwill	6,973	8,055
Intangible assets	1,957	2,160
Derivatives	2,646	6,590
Miscellaneous	3,654	3,575
Total other assets	$17,627	$22,923
Total assets	$205,935	$214,055
Segregated funds net assets	$194,149	$164,464

Liabilities and equity
Policy liabilities	$140,916	$150,268
Deferred realized net gains	103	120
Bank deposits	15,303	13,481
Consumer notes	1,225	1,642
Long-term debt	3,307	3,602
Future income tax liability	1,305	1,184
Derivatives	2,548	5,657
Other liabilities	7,087	7,615
	$171,794	$183,569

Liabilities for preferred shares and capital instruments	4,569	3,683
Non-controlling interest in subsidiaries	246	222

Equity
Participating policyholders' equity	88	59
Shareholders' equity
Preferred shares	1,422	1,080
Common shares	19,005	16,177
Contributed surplus	190	161
Retained earnings	13,760	11,302
Accumulated other comprehensive loss	(5,139)	(2,198)
Total equity	$29,326	$26,581
Total liabilities and equity	$205,935	$214,055
Segregated funds net liabilities	$194,149	$164,464

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended March 31, 2010
	U.S.	U.S.	Canadian	Asia and	Reinsurance	Corporate
	Insurance	Wealth		Japan		and
Premiums and deposits		Management				Other	Total
General fund premiums excluding variable annuities1	$1,399	$605	$1,034	$1,043	$246	$-	$4,327
Segregated fund deposits excluding variable annuities	303	3,520	802	458	-	-	5,083
Mutual fund deposits	-	2,441	355	170	-	-	2,966
Institutional advisory account deposits	-	-	-	-	-	847	847
ASO premium equivalents	-	-	676	-	-	-	676
Group Benefits ceded 1	-	-	906	-	-	-	906
Other fund deposits	-	144	-	-	-	-	144
Variable annuities premiums and deposits	-	730	707	752	-	-	2,189
Total	$1,702	$7,440	$4,480	$2,423	$246	$847	$17,138

Net income (loss)	$131	$350	$305	$431	$54	$(123)	$1,148

Funds under management	As at March 31, 2010
General fund	$58,526	$33,404	$60,314	$24,050	$2,395	$9,619	$188,308
Segregated funds excluding institutional advisory accounts	11,461	114,708	37,483	27,365	-	(122)	190,895
Mutual funds	-	26,649	6,611	3,506	-	-	36,766
Institutional advisory accounts	-	-	-	-	-	23,074	23,074
Other funds	-	3,569	-	3,850	-	-	7,419
Total	$69,987	$178,330	$104,408	$58,771	$2,395	$32,571	$446,462

	For the quarter ended March 31, 2009
	U.S.	U.S.	Canadian	Asia and	Reinsurance	Corporate
	Insurance	Wealth		Japan		and
Premiums and deposits		Management				Other	Total
General fund premiums excluding variable annuities	$1,535	$1,141	$2,112	$983	$285	$-	$6,056
Segregated fund deposits excluding variable annuities	358	3,444	677	622	-	6	5,107
Mutual fund deposits	-	1,386	97	613	-	-	2,096
Institutional advisory account deposits	-	-	-	-	-	1,181	1,181
ASO premium equivalents	-	-	669	-	-	-	669
Other fund deposits	-	124	-	-	-	-	124
Variable annuities premiums and deposits	-	2,565	875	628	-	-	4,068
Total	$1,893	$8,660	$4,430	$2,846	$285	$1,187	$19,301

Net income (loss)	$(92)	$(629)	$(87)	$142	$59	$(464)	$(1,071)

Funds under management	As at March 31, 2009
General fund	$60,969	$41,829	$53,711	$25,633	$2,776	$6,214	$191,132
Segregated funds excluding institutional advisory accounts	10,008	98,918	27,879	23,923	-	(221)	160,507
Mutual funds	-	20,223	2,244	1,534	-	-	24,001
Institutional advisory accounts	-	-	-	-	-	24,170	24,170
Other funds	-	3,087	-	2,510	-	-	5,597
Total	$70,977	$164,057	$83,834	$53,600	$2,776	$30,163	$405,407

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.